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                                                                     EXHIBIT 20



AT THE COMPANY                  AT THE FINANCIAL RELATIONS BOARD
------------------              -----------------------------------------------
James W. Christmas              Marianne Stewart - General Info. (212) 661-8030
President and CEO               Beth Lewis - Analyst Info. (617) 369-9240
(713) 877-8006                  Claudine Cornelis - Media Info. (212) 661-8030

FOR IMMEDIATE RELEASE:
----------------------
December 28, 1999

                KCS ENERGY, INC. REACHES RESTRUCTURING AGREEMENT
                                WITH NOTEHOLDERS

               OBTAINS CONSENT TO AMEND 11% SENIOR NOTE INDENTURE

HOUSTON, TX, DECEMBER 28, 1999 -- KCS Energy, Inc. (NYSE: KCS) announced today that it has reached an agreement on a restructuring with the holders of more than two-thirds of the Company's 8.875% Senior Subordinated Notes due January 15, 2008 and more than a majority of its 11% Senior Notes due January 15, 2003. In addition, KCS announced that the holders of its Senior Notes have agreed to certain amendments to the governing indenture which will facilitate implementation of the restructuring.

"We are very pleased to have such a high level of support from our noteholders on a restructuring plan that will permit KCS to reduce total indebtedness and obtain new financing to replace the two existing bank credit facilities," said KCS President and Chief Executive Officer James W. Christmas. "Our agreement also allows us to continue to pay our trade creditors in the ordinary course of business."

Under the terms of the agreement, current shareholders will retain 100% of the common stock on the restructuring effective date and employees and trade creditors will continue to be paid in the ordinary course of business. Senior Subordinated Noteholders will exchange $125 million principal amount of such notes, together with accrued interest claims, for $46.875 million in cash and newly issued redeemable convertible preferred stock. KCS may redeem the preferred stock for 12 months from the effective date of the restructuring plan as follows:
    For $15.625 million if completed within 6 months of the effective date;
    For $20.625 million if completed from 6 to 9 months of the effective date; and
    For $25.625 million if completed from 9 to 12 months of the effective date. If the Company does not redeem the new preferred stock, it will be convertible into 49.9% of the outstanding common stock, assuming full conversion of such preferred stock.

On the effective date, Senior Noteholders will receive a cash payment for interest due as of January 15, 2000, totaling $16.5 million. Consenting Senior Noteholders will exchange their existing notes for new 11% Senior Notes due January 15, 2005, which will be secured by a junior



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                 5555 San Felipe, Suite 1200, Houston, TX 77056

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KCS Energy, Inc. Reaches Restructuring Agreement with Noteholders
December 28, 1999
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lien on the Company's assets. The remaining Senior Notes will be reinstated. The agreement also provides that KCS will receive options to repurchase at least $50 million of its new Senior Notes at $850 per $1,000 principal amount plus accrued interest prior to July 15, 2000.

The Company is currently negotiating the terms of a new senior secured credit facility that will replace its two current bank facilities. Under the terms of the restructuring agreement, the Company must finalize the terms of a satisfactory financing commitment by January 15, 2000.

To effectuate the agreement, the parties have agreed KCS will commence a case under Chapter 11 of the Bankruptcy Code by January 18, 2000.

In addition, KCS obtained the consent of the majority of the Senior Noteholders to amend the indenture governing the Company's 11% Senior Notes due January 15, 2003. Among other things, the amendment would permit KCS to replace its two existing bank credit facilities with a new senior secured credit facility providing up to $190.0 million of indebtedness, to reduce to 2.0-to-1.0 the EBITDA (earnings before interest, taxes and DD&A) coverage ratio required for the Company to incur additional indebtedness until March 31, 2001, and to purchase its 8.875% Senior Subordinated Notes due January 15, 2008 and to expend up to $26.0 million to acquire or retire the newly issued preferred stock of the Company.

KCS is an independent energy company engaged in the acquisition, exploration, development and production of natural gas and crude oil with operations in the Mid-Continent and Gulf Coast regions. The Company also purchases reserves (priority rights to future delivery of oil and gas) through its Volumetric Production Payments (VPP) program. For more information on KCS Energy, Inc., please visit the Company's web site at http://www.kcsenergy.com

To receive KCS' latest news and other corporate developments via fax at no cost, please call 1-800-PRO-INFO. Use company code KCS. See also http://www.frbinc.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays and difficulties in developing currently owned properties, the failure of exploratory drilling to result in commercial wells, delays due to the limited availability of drilling equipment and personnel, fluctuations in oil and gas prices, general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.


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                 5555 San Felipe, Suite 1200, Houston, TX 77056